October 17, 2024

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4887
St. Petersburg, FL 33702

       Re: Marquie Group, Inc.
           Registration Statement on Form S-1
           Filed October 3, 2024
           File No. 333-282485
Dear Marc Angell:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Forward-Looking Statements and Projections, page 1

1. Please remove your references here and on page 17 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an
       issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.
Risk Factors, page 5

2. Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola
       & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive
 October 17, 2024
Page 2

       relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and
Exchange
       Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange
       Commission   s press release, available at
https://www.sec.gov/newsroom/press-
       releases/2024-157.
Security Ownership of Certain Beneficial Owners and Management, page 32

3. Please revise to include the Series A preferred stock in the beneficial ownership table and add cover page disclosure regarding the fact that the ownership of these preferred shares gives Mr. Angell control of the Company. Refer to Item 403(a) of Regulation
       S-K.
General

4. Please revise your registration statement to provide the following disclosures with respect to the Equity Commitment Agreement:
           the material terms of the agreement, including the number of shares registered for resale, the maximum principal amount available under the agreement, the term of the agreement, the full discounted price at which the investor will receive the shares, and the material conditions under which the company may access the funds available under the agreement;
           the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on the company's share price, the possibility that the company may not have access to the full amount available to it under the equity line, and whether an investor can engage in short-
           selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company's share price;
           the material market making activities of the investor, including any short selling of the company's securities or other hedging activities that the investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement and review decision, and how the investor intends to distribute the securities it owns or will acquire; and
           how the provisions of Regulation M may prohibit the investor and any other distribution participants from engaging in market making activities while the equity line is in effect and purchasing shares in the open market while the equity line is in effect.
       Finally, please file the Equity Commitment Agreement as well as the Registration
       Rights Agreement as exhibits to the registration statement.
5. Please tell us why you have not filed a Current Report on Form 8-K related to the signing of the equity commitment agreement. Refer to Item 1.01 of Form
8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 17, 2024
Page 3

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jeff Turner